Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

September 8, 2008

Ms. Tamara Tangen
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Shelron Group, Inc. (the "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2007
File No. 000-31176

Dear Ms. Tangen:

Enclosed please Amendment No. 2 to the Company’s Form 10-KSB for the Fiscal Year Ended December 31, 2007 which has been filed in response to your August 26, 2008 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to).

1.    In response to comment number 1, please note that management has revised its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures and the Form 10-KSB has been amended to reflect the conclusion that disclosure controls and procedures were not effective as of December 31, 2007 as well as to describe the responsive measures implemented by management.

2.    In response to comment number 2, please note that the disclosure has been revised to state that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

3.    In response to comment number 3, please note that the certifications now properly comply with Item 601(b)(31) of Regulation S-B.

Sincerely, /s/ Paul Goodman Paul Goodman